Exhibit 99.60

DHX Media's licenses pre-school series to Canal+ in key territories

HALIFAX, July 11, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX), a leading independent creator, producer, distributor and licensor of mainly children's entertainment content, has signed a deal with Canal+ to air Monster Math Squad across a range of key territories.

The deal with Canal+ will see Monster Math Squad made available across France, Monaco, Andorra, Mauritius and Switzerland on the Canal+ Premium channel for Pay TV audiences. As part of the deal, Canal+ Afrique has also licensed Monster Math Squad in territories across Africa.

Canal+ joins other key international broadcasters such as Discovery Kids in Latin America, YLE in Finland, EBS in Korea and HOP in Israel all whom have also licensed the popular math series.

Wiebke Hoefer Director of Sales at DHX Media, says: "Monster Math Squad is a really exciting and dynamic property aimed at developing core arithmetic skills in young audiences, and we are delighted to see the reach and impact it is going to have through these deals. Mathematics is both fundamental and universal, highlighted by the global reach of this deal."

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:00e 11-JUL-13